Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Yukon-Nevada Gold Corp.

Selling security holder

2. Your name: Orifer SA, a private company owned by Jean-Edgar de Trentinian, a director of Yukon-Nevada Gold Corp.

3. The offices or positions you hold in the reporting issuer: Control Position

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: 189,480,500 Common Shares and 140,400,000 Warrants.

Distribution

6. Number and class of securities you propose to sell: 140,400,000 warrants

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. Privately

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date April 20, 2011

Orifer SA
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

Jean-Edgar de Trentinian
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority or regulator in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. If the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities or regulators to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities or regulators listed below.

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention: Assistant Manager, Financial Reporting
Telephone: (604) 899-6805 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission
Securities Division
601 - 1919 Saskatchewan Drive
Regina, SK S4P 4H2
Attention: Deputy Director, Legal/Registration
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Support Clerk
Telephone: (416) 593-3684
Toll free in Canada: 1-877-785-1555
Facsimile: (416) 593-8122

Autorité des marchés financiers
Tour de la Bourse
800 square Victoria
C.P. 246, 22e étage
Montréal, Québec H4Z 1G3
Attention: Responsable de l'accès à l'information
Telephone: (514) 395-0337
Toll free: 1-877-525-0337
Facsimile: (514) 873-6155 (For filing purposes only)
Facsimile: (514) 864-6381 (For privacy requests only)
www.lautorite.qc.ca

New Brunswick Securities Commission
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2
Telephone: (506) 658-3060
Toll Free in New Brunswick 1-866-933-2222
Facsimile: (506) 658-3059

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Prince Edward Island Securities Office
95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Government of Newfoundland and Labrador
Financial Services Regulation Division
P.O. Box 8700
Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Yukon
Department of Community Services
Law Centre, 3rd Floor
2130 Second Avenue
Whitehorse, YT Y1A 5H6
Telephone: (867) 667-5314
Facsimile: (867) 393-6251

Government of Northwest Territories
Office of the Superintendent of Securities
Deputy Superintendent, Legal & Enforcement
PO Box 1320
Yellowknife, NT X1A 2L9
Tel: (867) 920-8984
Fax: (867) 873-0243

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000, Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6590
Facsimile: (867) 975-6594